Ryerson Tull, Inc.

2621 West 15th Place

Chicago, IL 60608

April 25, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	Ryerson Tull, Inc.

Ryerson Tull Procurement Corporation

Registration Statement on Form S-3 (File. No. 333-122316)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ryerson Tull, Inc. and Ryerson Tull Procurement Corporation (together, the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 10:00 a.m., Washington, D.C. time, on April 28, 2005, or as soon thereafter as is practicable. In connection with this acceleration request, the Company hereby represents to the Securities and Exchange Commission (the “Commission”) that: (1) the disclosure in the Registration Statement is the Company’s responsibility; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement; (3) the Commission’s action (declaring the Registration Statement effective) does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (4) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RYERSON TULL, INC.

By: /s/ Joyce E. Mims

Name: Joyce E. Mims

Title: Vice President and General Counsel

RYERSON TULL PROCUREMENT

    CORPORATION

By: /s/ Lily L. May

Name: Lily L. May

Title: Vice President, Controller and

              Chief Accounting Officer